







Ross Higgins

Chief Operating Officer at Phenomix Sciences

Minneapolis, Minnesota

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Phenomix Sciences

Virginia Commonwealth University

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500+ connections

Adaptable and ambitious business professional who performs well in fast-paced and challenging biotech environments. Skilled in leading and managing diverse teams, projects, and products with an eye for analytical detail and quality. Adept at finding and implementing innovative solutions to maximi...

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Articles & activity

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Startups and Launches Most Likely to Succeed in...

Ross Higgins
Published on LinkedIn

As a startup, working to help providers and pharmacists make informed decisions about patient prescriptions, OneOme is destined for great things. Here's further proof: we'ı ...see more

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Phenomix is looking for talented individuals to join the team in...

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Congratulations on the new opportunity!

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Experience

Phenomix Sciences

Chief Operating Officer

Phenomix Sciences

Sep 2018 – Present · 3 mos

Minneapolis, MN

Phenomix Sciences is an early stage startup providing healthcare solutions that will enable personalized management of chronic diseases with better efficacy, fewer side effects, and lower costs. Our approach is based on a phenotype-driven multi-level "omics" platform supported with deep learning technology to identify chronic disease sub-types in order to individualize therapy selection and enhance treatment outcomes.

One Ome

OneOme

2 yrs 10 mos

Advisor
Oct 2018 – Present · 2 mos
Greater Minneapolis-St. Paul Area

Sr. Director, Laboratory Operations and Clinical Development
Feb 2016 – Oct 2018 · 2 yrs 9 mos
Greater Minneapolis-St. Paul Area

OneOme is an exciting startup venture established between the Mayo Clinic and Invenshure, LLC. With a focus on comprehensive pharmacogenomic testing, OneOme is positioned to change the practice of medicine by delivering personalized and actionable data that guides more appropriate treatment selections.

Douglas Scientific
2 yrs 4 mos

Business Development Executive
Jan 2015 – Feb 2016 · 1 yr 2 mos

Served as the primary business development resource focused on the next generation platform at Douglas Scientific. Key deliverables and duties included:

▶ Market research and trend monitoring for emerging technologies related to qPC... See more

Product and Application Manager
Nov 2013 – Feb 2016 · 2 yrs 4 mos

Responsibilities included developing applications, guiding existing and new product offerings, and managing key industry and client alliances to develop and achieve market position in high throughput genetic screening segments.

Health Diagnostic Laboratory, Inc.
3 yrs 4 mos

Lab Supervisor
Jul 2011 – Nov 2013 · 2 yrs 5 mos
Richmond, Virginia Area

Health Diagnostic Laboratory Inc. is a CLIA laboratory located in Richmond, VA focused on the early detection, diagnosis and treatment of cardiovascular disease. At HDL, I managed and supervised a large team of laboratory technicians performing genetic testing on human clinical samples. With several consecutive years of growth in sample testing volumes, my t... See more

Molecular Genetics Technical Specialist
Jan 2011 – Jul 2011 · 7 mos

Duties included new instrument evaluation, implementation and validation, as well as continuous quality monitoring and improvement to ensure high quality molecular test results were generated in accordance with regulatory guidelines.

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Education

Virginia Commonwealth University
Master of Business Administration (MBA)
2013 – 2015

Virginia Commonwealth University
Bachelor of Science, Clinical Laboratory Science, Cum Laude
2006 – 2010
Activities and Societies: Student Executive Board (Allied Health), Junior Class President, Senior Class President

University of Virginia
Clinical Rotations - Clinical Laboratory Sciences
2009 – 2009

Skills & Endorsements

Biotechnology · 48

 Endorsed by **Mykle Gaynor and 3 others who are highly skilled at this**

Endorsed by **15 of Ross' colleagues at Douglas Scientific**

Life Sciences · 45

 Endorsed by **Chris Blair and 3 others who are highly skilled at this**

Endorsed by **14 of Ross' colleagues at Douglas Scientific**

Laboratory · 37

 Endorsed by **Wendy Godfrey and 1 other who is highly skilled at this**

Endorsed by **2 of Ross' colleagues at Douglas Scientific**

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